FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration is effective	exchanges on which registered

N/A	N/A	N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
DANIÉLE AYOTTE
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR.	HUGH ELIASSON
Sullivan & Cromwell LLP	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

SIGNATURE	4
EXHIBIT INDEX	5
Underwriting Agreement
Fiscal Agency Agreement
Form of Debenture
Opinion of the Director of Civil Legal Services
List of Names Underwriters
Itemized List of Expenses
EX-1.1
EX-4.1
EX-4.2
EX-5.1
EX-99.1
EX-99.2

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 as set forth in the pages attached hereto:

Exhibit 1.1	Underwriting Agreement, dated April 19, 2011, relating to the Province’s 1.375% Global Debentures Series FS due April 28, 2014 (the “Debentures”);

Exhibit 4.1	Fiscal Agency Agreement, dated as of April 27, 2011, relating to the Debentures;

Exhibit 4.2	Form of Debenture;

Exhibit 5.1	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto);

Exhibit 99.1	List of Names of Underwriters; and

Exhibit 99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on May 3, 2011.

Province of Manitoba
By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Underwriting Agreement, dated April 19, 2011, relating to the Province’s 1.375% Global Debentures Series FS due April 28, 2014 (the “Debentures”)

4.1	Fiscal Agency Agreement, dated as of April 27, 2011, relating to the Debentures

4.2	Form of Debenture

5.1	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Order-in-Council attached as annex thereto)

99.1	List of Names of Underwriters

99.2	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures